November 17, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Patrick Fullem

Re:	Meta Materials Inc. Registration Statement on Form S-3

Filed November 10, 2022

File No. 333-268282

Acceleration Request

Requested Date:	November 18, 2022
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Reference is made to the letter from Meta Materials Inc. (the “Company”) dated November 16, 2022 in which the Company requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-268282) (the “Registration Statement”) for Friday, November 18, 2022, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”). The Company hereby withdraws the acceleration request in such letter.

Pursuant to Rule 461 under the Securities Act, the Company hereby requests that the Registration Statement be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling Robert Wernli at (619) 361-4805.

Sincerely,

META MATERIALS INC.

/s/ Kenneth Rice
Kenneth Rice
Chief Operating Officer and Chief Financial Officer

cc:	Charlotte Kim, Wilson Sonsini Goodrich & Rosati, P.C.

Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.

Robert Wernli, Wilson Sonsini Goodrich & Rosati, P.C.

Tom Hornish, Wilson Sonsini Goodrich & Rosati, P.C.